Exhibit 99.1

QUEST RARE MINERALS APPOINTS GEORGE POTTER TO ITS

BOARD OF DIRECTORS

-	Brings extensive mine-development experience to Quest’s Board

-	Quest also appoints Mehdi Azodi as Director, Investor & Corporate Affairs

Toronto, October 6, 2011—Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) is pleased to announce that George Potter has been appointed to Quest’s Board of Directors.

“We are delighted that George Potter has joined our Board of Directors” said Peter Cashin, Quest’s President and Chief Executive Officer. “George’s extensive mine-development experience, acquired with leading companies in the mining sector, will be a significant asset to Quest. His experience will contribute significantly to Quest’s plans to move our Strange Lake rare-earth project forward towards production.”

George Potter is a senior mining executive who brings more than 36 years of international experience in project development and operations to Quest’s Board. Mr. Potter has had significant exposure to multi-element projects in various parts of the world, including Canada, the United States, Chile, Argentina, Peru, Australia, the Dominican Republic, Ghana, Tanzania, Guinea, South Africa and Zimbabwe.

Most recently, Mr. Potter served as Senior Vice-President Capital Projects of Barrick Gold Corporation, where he played a leadership role in the construction of the Veladero, Lagunas Norte, Cowal, Tulawaka and Buzwagi projects. He was also involved in the Placer Dome acquisition and was responsible for the development of the Barrick project pipeline, that included early-stage projects such as Pueblo Viejo, Pascua Lama, Cero Casale, Donlin Creek, Reko Diq and Kabanga. Prior to joining Barrick Gold, Mr. Potter was Managing Director Capital Projects of AngloGold Ashanti, where he was involved in a number of development projects from 1993 to 2004, including Siguiri, Geita, Bibiani and Obuasi. His experience also includes projects with Barlow Rand (1983 to 1993) and Rio Tinto (1975 to 1983).

Quest’s Board of Directors now consists of seven directors, of whom four are independent under applicable securities law.

Quest also announces that it has granted stock options in respect of 150,000 common shares to Mr. Potter. The options were granted under Quest’s 2007 Stock Option Plan. The exercise price of the options is $2.24 per share, representing the closing price of Quest’s common shares on the TSX Venture Exchange on Wednesday, October 5, 2011. The options expire in ten years.

Quest is also pleased to announce that it has appointed Mehdi Azodi as Director, Investor & Corporate Affairs. Mr. Azodi has more than ten years of experience working in the brokerage, asset management and investor-relations fields in Toronto. He will be Quest’s primary contact for all matters relating to communications and marketing activities. Mr. Azodi will also be responsible for all corporate affairs and investor relations while developing various corporate-growth mandates for Quest.

“We welcome Mehdi to the Quest executive team and look forward in his contribution in elevating Quest’s corporate profile in the financial markets, and in helping Quest to navigate through the current challenging financial markets” said Mr. Cashin.

The appointments of George Potter and Mehdi Azodi are subject to the approval of the TSX Venture Exchange.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position of $54.7 million. This will be sufficient to advance Quest’s plans of completing pre-feasibility and bankable feasibility studies of the B-Zone REE deposit by 2012 and to continue exploration on its other rare earth property interests.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated March 2, 2011, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the quarter ended July 31, 2011, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release